xpls 3/8

RECD S.E.C.

FEB 2 2011

503

SE 11018878 MISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Equity Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 North Arlington Heights Road

(No. and Street)

Arlington Heights	IL	60004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Yarosz 847-342-1700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17/11

OATH OR AFFIRMATION

I, Robert D. Yarosz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Equity Group, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Feb. 22, 2011

NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

World Equity Group, Inc.

Financial Report
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
World Equity Group, Inc.
Arlington Heights, Illinois

We have audited the accompanying statement of financial condition of World Equity Group, Inc. (the Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of World Equity Group, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 24, 2011

World Equity Group, Inc.

Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	370,737
Receivable from clearing brokers		266,067
Certificates of deposit		40,000
Securities owned, at fair value		30,722
Commissions receivable		147,069
Fixed assets, at cost, less accumulated depreciation and amortization		111,737
Prepaid expenses		219,382
Other assets		25,013
Total assets	$	1,210,727
Liabilities and Stockholders' Equity		
Liabilities		
Commissions payable	$	476,483
Accounts payable and accrued expenses		221,512
Total liabilities		697,995
Stockholders' Equity		
Common stock		1,038
Additional paid-in capital		182,850
Retained earnings		328,844
Total stockholders' equity		512,732
Total liabilities and stockholders' equity	$	1,210,727

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: World Equity Group, Inc. (the Company) is a registered securities broker-dealer and investment advisor. The Company provides brokerage, investment advisory and venture capital advisory services to retail customers primarily in the Midwest region of the United States. Customer transactions are cleared through other clearing brokers on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. The FASB issued *Accounting Standards Codification (Codification)* which is the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification combines all authoritative standards into a comprehensive, topically organized online database. One level of authoritative GAAP exists, other than guidance issued by the SEC. All other accounting literature excluded from the Codification is considered non-authoritative.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the Company's assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: Cash equivalents are short-term, highly liquid investments with original maturities of three months or less at the date of acquisition.

Revenue recognition: Customers' securities transactions and the related commission income and commission and clearing expense are recorded on trade date. Investment advisory fees are recognized when earned.

Certificates of deposit: Certificates of deposit included in the statement of financial condition have maturities greater than three months at the date of acquisition and are stated at face value.

Securities owned: Securities owned consist of money market funds and equity securities. Securities transactions and related revenue and expenses are recorded on a trade-date basis as if they had settled. Securities are stated at fair value.

Income taxes: The Company accounts for income taxes under the liability method as prescribed by GAAP. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including net operating losses. Future tax benefits are recognized only to the extent that realization of such benefits, in the opinion of management, is more likely than not. As of December 31, 2010, the Company has a deferred tax asset of $21,228, which is included in other assets on the statement of financial condition.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions are not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2010.

The Company files income tax returns in U.S. federal jurisdiction, and various states. With few exceptions, the Company is longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2007.

Note 2. Receivable from Clearing Brokers

At December 31, 2010, receivable from clearing brokers represents amounts due for commissions earned and cash on deposit of $136,034 and $130,033, respectively.

Note 3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Note 3. Fair Value Measurements (Continued)

Money market funds are valued using quoted market prices on the date of valuation and are classified as Level 1 in the fair value hierarchy. Equity securities are stated at the last reported sale price on the date of valuation and are classified as Level 2 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2010:

Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Money market funds	$ 19,990	$ -	$ -	$ 19,990
Equity securities	-	10,732	-	10,732
	$ 19,990	$ 10,732	$ -	$ 30,722

Note 4. Fixed Assets

Furniture, fixtures, equipment and leasehold improvements are recorded at cost and are being depreciated or amortized on the straight-line method over their useful lives.

Furniture and fixtures	$ 63,543
Equipment	177,348
Leasehold improvements	44,231
	285,122
Accumulated depreciation and amortization	(173,385)
Net	$ 111,737

Note 5. Commitment and Contingencies

The Company has a lease agreement with an affiliated entity related through common ownership that expires on July 31, 2012.

Future minimum rental payments under non-cancelable operating with remaining terms in excess of one year as of December 31, 2010 are:

2011	$ 134,260
2012	79,674
Total	$ 213,934

In the normal course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company vigorously defends against these claims and, in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Company's financial position, results of operations, or cash flows.

Note 6. Employee Benefit Plan

The Company maintains a 401(k) plan for qualified employees. The Company matches 25 percent of participant contributions of up to 1 percent, and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

The Company also has a separate profit sharing plan, making discretionary contributions as defined in the plan, subject to certain limitations set forth in the plan agreement.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

Note 8. Off-Balance-Sheet and Concentration of Credit Risk

The Company clears all of its trades through two clearing brokers on a fully disclosed basis. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing brokers.

Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

One representative accounted for approximately 10 percent of total revenue for the year ended December 31, 2010.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to $50,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, and a ratio of aggregated indebtedness to net capital not to exceed 15 to 1, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2010, the Company had net capital, net capital requirements and excess net capital of approximately $126,576, $50,000, and $76,576, respectively. The Company's net capital ratio at December 31, 2010 was 5.51 to 1. The net capital rule may effectively restrict the payment of cash dividends.